Exhibit 99-2

SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

BULLETIN N° 189 / 2004

DATE: 08/ 17/ 2004

PEMEX ISSUES AN INTERNATIONAL PUBLIC BID FOR THE MONCLOVA AND PIRINEO BLOCKS WITHIN THE BURGOS BASIN

•	Those interested should present their economic-technical offers in November
•	Both blocks shall have an execution term of 5,478 natural days

        In the Official Gazette of the Federation it was published today the international public call for bids N° 030. Through this call for bids, Petróleos Mexicanos invites domestic and foreign companies to participate in the second round of the Multiple Services Contracts for the execution of works related to the development, infrastructure and maintenance of non-associated gas fields, corresponding to the Monclova and Pirineo blocks within the Burgos Basin.

        PEMEX issued said call for bids according to the Law for Public Works and Related Services Thereof and under the headings of public sector purchases of the free trade agreements subscribed by Mexico.

        In the international public bids it is established that the works to be performed in both blocks shall have an execution term of 5,478 natural days. Those interested will be able to visit the working areas of the Monclova and Pirineo blocks on August 26 and 27, respectively.

        The basis of this call for bids stipulate that all participants should have a net worth of 58 million pesos, as well as accredited experience and technical and financial capacity according to the regulations of the Public Works Law.

        The presentation of offers and technical opening for the Monclova block shall take place November 16 of this year, and the opening act of the economic offers shall take place two days later.

        Regarding the Pirineo block, the interested entities should submit their technical offers on November 23 and the economic offers on November 25 of this year.

        After evaluating the submitted offers, PEMEX shall award the contract to that company or consortium that meets the legal, technical and economic requirements, and fulfills the respective obligations.

        Additionally, if two or more solvent offers result, because they entirely satisfy the requirements requested by PEMEX, the contract shall be awarded to the entity that presents the offer with the lowest price.

        The bidding basis of these blocks shall be available for consultation and sale at the “purchasenet” web page, as well as at the Executive Management for Multiple Services Contracts of Pemex- Exploration and Production.

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